SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, July 08, 2024 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

1.	Amendment to the TEDUT and Oscan 16 pipeline Transportation and Handling Contract
2.	Amendment to the TEDUT and OSCAN 16 pipeline Lease Contract
3.	Amendment to the Contract of Maintenance Services of the ORSUL 14 pipeline

1.	Amendment to the TEDUT and Oscan 16 pipeline Transportation and Handling Contract
Parties	Petrobras Transporte S.A. ("Transpetro") and Braskem S.A. ("Braskem")
Relationship with the issuer	Transpetro is a wholly owned subsidiary of Petróleo Brasileiro - Petrobras S.A., which in turn owns 47.03% of the voting capital and 36.15% of the total capital of Braskem.
Purpose	Second amendment to the contract for the Provision of Loading and Unloading Services of vessels by the single point mooring system, storage of products, both located at the Almirante Dutra Terminal (TEDUT) and pipeline transport via OSCAN 16 II, which connects TEDUT to the Alberto Pasqualini Refinery (REFAP) for extension of validity and increase in the value of the estimated total.
Key Terms and Conditions

The original contract was signed on November 1, 2018, and the first amendment on June 8, 2020, ending on June 30, 2024.

The second amendment extends the term of the Contract of logistics services from 06/30/2024 to 06/30/2028 and increases the estimated total amount from R$ 620.5 million to R$ 970.3 million, which may be resolved in the event of any of the contractually provided hypotheses.

The original contract and the first amendment were the object of a Notice on Related Party Transaction on November 13, 2018, and June 18, 2020, respectively.

Transaction Date	June 27, 2024

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Possible participation of the counterparty, its partners or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or the negotiations of the Amendment.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	In view of the termination of the current contract for the logistics of feedstock for the Triunfo Complex, Braskem renewed the contractual conditions with Transpetro to enable naphtha logistics access. In addition, Transpetro is the owner of the ship unloading single point mooring in Tramandaí, as well as an important part of the storage tanks, which is why it is the only existing supplier for this service. The prices practiced are based on the cost survey made at the time of contract negotiation and are readjusted annually by the IPCA index - Extended National Consumer Price Index.

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2. Amendment to the TEDUT and OSCAN 16 pipeline Lease Contract

Parties	Petrobras Transporte S.A. ("Transpetro") and Braskem S.A. ("Braskem").
Relationship with the issuer	Transpetro is a wholly owned subsidiary of Petróleo Brasileiro - Petrobras S.A., which in turn owns 47.03% of the voting capital and 36.15% of the total capital of Braskem
Purpose	Third amendment to the lease contract for the OSCAN 16 pipeline and storage tanks located at the Almirante Dutra Terminal for term extension and increase of the estimated total.
Key Terms and Conditions

The original contract was signed on November 1, 2018, its first amendment for the inclusion of a branch was signed on August 30, 2019, with no change in term or value, and the second amendment on June 8, 2020, effective until June 30, 2024.

The third amendment extends the term of the Contract from June 30, 2024, to June 30, 2028, and increases its value from R$ 107.4 million to R$ 228.0 million, which may be resolved in the event of any of the contractually provided hypotheses.

The original contract and the first amendment were not the object of a Communication on Transaction between Related Parties because they did not meet the required criteria. The second amendment was the object of a Notice on Related Party Transaction on June 18, 2020.

Transaction Date	June 27, 2024.
Possible participation of the counterparty, its partners or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or in the negotiations of the Amendment.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	In view of the proximity of the termination of the current Contract for the logistics of raw materials for the Triunfo Complex, Braskem renewed the contractual conditions with Transpetro to enable naphtha logistics access. In addition, Transpetro is the owner of the ship unloading single point mooring in Tramandaí, as well as an important part of the storage tanks, which is why it is the only existing supplier for this service.

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3. Amendment to the Contract of Maintenance Services of the ORSUL 14 Pipeline

Parties	Petrobras Transporte S.A. ("Transpetro") and Braskem S.A. ("Braskem")
Relationship with the issuer	Transpetro is a wholly owned subsidiary of Petróleo Brasileiro - Petrobras S.A., which in turn owns 47.03% of the voting capital and 36.15% of the total capital of Braskem.
Purpose	Third amendment to the Maintenance and Technical Advisory Contract for the ORSUL 14 pipeline, whose object is the extension of the term of the contract and its increase in the estimated total.
Key Terms and Conditions

The original contract was signed on November 1, 2018, the first amendment on October 31, 2020, effective until June 30, 2024, and the second amendment on January 29, 2024, for an increase of R$ 3.5 million in the value of the contract, totaling R$ 30.7 million, with no change in the term.

The third amendment aims to extend the term of the Contract from June 30, 2024, to June 30, 2028, and increase its value from BRL 30.7 million to BRL 59.6 million, which may be resolved in the event of any of the contractually provided hypotheses.

The original contract, the first amendment, and the second amendment were not the object of a Notice on Related Party Transaction because they did not meet the required criteria.

Transaction Date	June 27, 2024
Possible participation of the counterparty, its partners or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or the negotiations of the amendment.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	In view of the proximity of the termination of the current Contract for the logistics of raw materials for the Triunfo Complex, Braskem renewed the contractual conditions with Transpetro to enable naphtha logistics access. The prices practiced are based on the cost survey made at the time of contract negotiation and are readjusted annually by the IPCA index - Extended National Consumer Price Index.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.